

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2023

Keiichi Suzuki
Chief Executive Officer
AP Acquisition Corp
10 Collyer Quay
#37-00 Ocean Financial Center
Singapore

Re: AP Acquisition Corp
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 3, 2023
File No. 001-41176

Dear Keiichi Suzuki:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Richard Lee Folsom